Exhibit 99.1

For immediate release

Nexen Provides Operations Update

Calgary, Alberta, May 19, 2011– Nexen Inc. advises that it has finalized plans to upgrade the cooling system and return to full production at its Buzzard platform in the North Sea. The cooling medium is expected to be replaced by the end of May. During this period production will be limited to about 80,000 boe/d (gross). We expect to increase production beyond current levels through June and July and reach full capacity of over 200,000 boe/d towards the end of July as upgraded coolers are installed and commissioning of the fourth platform is completed. We expect brief periods of downtime, or reduced rates, to complete these activities.

To mitigate this production shortfall we are realigning the two week turnaround previously scheduled for September. We are planning to accelerate some of the work to the next two months and to take advantage of a five-day outage in August that is required to support third-party work on the Forties Pipeline.

In West Africa, the Usan floating production and storage offloading vessel is now en route and is expected to be on site for installation this summer. Usan remains on track for first oil next year.

In Yemen, production returned to full rates on May 11th following a shutdown for two days due to a labour strike.

In the Gulf of Mexico, the Bureau of Ocean Energy Management, Regulation and Enforcement approved an exploration plan to drill up to eight wells on Mississippi Canyon blocks 348, 391 and 392 which contain the Appomattox discovery. Shell is the operator of this joint venture. We are currently waiting on a drilling permit to proceed on appraising Appomattox. Nexen estimates the recoverable contingent resource from the original Appomattox discovery exceeds 250 million boe (gross) with upside potential. Nexen has a 20% working interest at Appomattox.

The company also plans to drill two other exploration wells in the Gulf of Mexico this year. Applications to drill the operated Kakuna and Angel Fire deepwater prospects have been submitted and are proceeding through the approval process.

At Long Lake, Nexen successfully completed scheduled maintenance on a second hot lime softener and the first cogeneration unit in April. The final hot lime softener and the other cogeneration unit are scheduled to undergo maintenance in August. This maintenance temporarily impacts production and increases operating costs.  Production at Long Lake is currently averaging 28,300 bbls/d (gross). Growth is expected from increased steam injection, well optimization and the ramp up of ten new wells at pad 11. Six of the wells on the pad have completed initial steaming and are now ramping up. Further increases across the field will come as we continue to steam through high water saturation zones.

Other initiatives at Long Lake include the completion of the additional natural gas pipeline which is expected to be in service this summer. This pipeline enables more consistent steam generation independent of upgrader operations. Drilling has commenced on the first of two new pads (pads 12 and 13) which are located in high quality reservoir. Steaming and production from these new pads are expected to begin next year. Work also continues on the addition of more steam capacity and on a diluent recovery unit to allow for greater independence between the SAGD and upgrader processes.

Update on Production Guidance

Following the recent downtime at Buzzard and Yemen, production is expected to be at the low end of the company’s annual guidance range provided in November 2010. An update on guidance and our operations will be provided with the second quarter earnings release when we are further along completing the cooling upgrades at Buzzard. Later this year, production is expected to increase as Buzzard returns to full rates, Long Lake continues steaming of the reservoir and pad 11 ramps up, our nine-well shale gas program comes online, and our North Sea tie-backs at Telford and Blackbird are brought on-stream.

For further information on Appomattox resource disclosure, please refer to our press release dated September 27, 2010.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact: Tim Chatten, P.Eng Analyst, Investor Relations (403) 699-4244 Kim Woima, CA Manager, Investor Relations (403) 699-5821	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-6291
801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, natural gas or chemicals prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs, future cost recovery oil revenues from our Yemen operations; the expectation of negotiating of an extension to certain of our production sharing agreements; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; future demand for chemicals products; estimates on a per share basis; future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and our ability to comply therewith; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, counterparties, contractors, and joint venture parties; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2010 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2010 Management Discussion and Analysis.